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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment____)

                          SMART ENERGY SOLUTIIONS, INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   83169V 10 4
                                   -----------
                                 (Cusip Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 26, 2007
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Michael David Ben-Ari (Greenfield)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,212,074(1) (2) (3) (4) (5) (6)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,212,074
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,212,074 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7% of the issued and outstanding shares of common stock(7)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

____________________________

(1) Includes 3,320,802 shares of common stock issuable upon conversion of three promissory notes issued in 2006 by the Issuer to EGFE, Ltd. The sole owner and manager of EGFE Ltd. is Michael Ben Ari (Greenfield). In consideration thereof, EGFE Ltd agreed to pay to the Issuer $1,500,000.

(2) Includes, 1,738,339 shares of common stock of the Issuer were issued to EGFE, Ltd. in consideration for services previously rendered and promotional bonuses.

(3) Includes 285,714 shares of common stock of the Issuer issued to Michael Ben Ari (Greenfield).

(4) Includes 45,000 shares of common stock issuable upon exercise of stock options granted to Mr. Ben Ari pursuant to a letter agreement, dated February 26, 2007, as partial compensation for services rendered Mr. Ben Ari in his capacity as a director of the Issuer. Each option entitles Mr. Ben Ari to purchase one share of common stock of the Issuer for a price of $0.35 per share. The options are exercisable for three years after the date that the stock options vest. Mr. Ben Ari is entitled to an additional 495,000 stock options pursuant to said letter agreement, of which 45,000 shares shall vest quarterly over the balance of the three year period, which commenced on February 26, 2007.

(5) Includes 528,969 shares of the common stock of the Issuer owned by Pink Carnation Ltd.

(6) Includes 293,250 shares of common stock owned by EGFE Israel, Ltd., a wholly owned subsidiary of EFGE, Ltd., whose sole owner manager is Michael Ben Ari (Greenfield).

(7) Based 76,888,409 shares of the Issuer's Common Stock issued and outstanding as of April 13, 2007.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     EGFE Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Dominica
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,059,141(8) (9)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,059,141
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,059,141
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6% of the issued and outstanding shares of common stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

____________________________

(8)   (cf. Note 1 above)

(9)   (cf. Note 2 above)

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Smart Energy Solutions, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located 10 West Parkway, Suite No. 7, Pompton Plains, NJ 07044

Item 2. Identity and Background

1.
(a) Michael David Ben Ari (Greenfield).
(b) the address of its principal office is Jabotinsky Street, No.7, Box 110, Ramat Gan, Israel 52520.
(c) The reporting person is the Chief Executive Officer of EGFE, Ltd.
(d) No criminal convictions.
(e) No civil proceedings.
(f) Israel

2.
(a) EGFE Ltd.
(b) 7 Old Street, Roseau, Nancy Whitaker House, Commonwealth of Dominica
(c) Investment company which specializes in providing financial intermediary services, specifically in the sphere of offshore alternative investments.
(d) No criminal convictions.
(e) No civil proceedings.
(f) Commonwealth of Dominica


Item 3. Source and Amount of Funds or Other Consideration

Michael David Ben Ari (Greenfield)

Mr. Ben-Ari acquired an aggregate of 285,714 shares of the Issuer's common stock in consideration for the payment of $0.35 per share, amounting in the aggregate to $100,000. Such consideration was paid from Mr. Ben Ari's personal funds.

293,250 shares of common stock of the Issuer were issued to EGFE Israel, Ltd., a wholly owned subsidiary of EFGE, Ltd., whose sole owner manager is Michael Ben Ari (Greenfield). In consideration therefore, EFGE Israel Ltd. paid to the issuer the sum of $100,000, which was taken from its working capital.

On December 24, 2006, the Issuer entered into a Corporate Advisory Services Agreement with Pink Carnation, Ltd. Pursuant to such agreement, the Issuer agreed to engage Pink Carnation Ltd. as a consultant for a one year period expiring on December 24, 2007. The consulting services to be rendered by Pink Carnation Ltd. pursuant thereto include the following: identifying business opportunities; identifying potential suitable acquisitions for the Issuer; advising the Issuer with respect to its corporate development; and introducing the Issuer to certain of its contacts. As compensation for such services, the Issuer issued 267,857 shares of its common stock to Pink Carnation Ltd.

On January 21, 2007, the Issuer issued 194,445 shares of its common stock to Pink Carnation Ltd. pursuant to a Regulation S Subscription Agreement dated as of such date. In consideration therefor, Pink Carnation Ltd. paid to the Issuer $0.30 per share, amounting in the aggregate to $58,335.

On February 5, 2007, the Issuer issued 66,667 shares of its common stock to Pink Carnation Ltd. pursuant to a Regulation S Subscription Agreement dated as of such date. In consideration therefor, Pink Carnation Ltd. paid to the Issuer $0.30 per share, amounting in the aggregate to $20,000.

Pink Carnation Ltd used an aggregate of $78,335.00 of its working capital as sole consideration for the purchase of shares in the January 21, 2007 and February 5, 2007 transactions.

EGFE, Ltd

3,320,802 shares of common stock issuable upon conversion of three promissory notes issued in 2006 by the Issuer to EGFE, Ltd. The sole owner and manager of EGFE Ltd. is Michael Ben Ari (Greenfield). In consideration thereof, EGFE Ltd agreed to pay to the Issuer $1,500,000, which was taken from its working capital.

EGFE Ltd was issued 1,738,339 shares of common stock of the Issuer in consideration for services rendered in connection with a Finders Agreement between the Issuer and EGFE.


Item 4. Purpose of Transaction

Michael David Ben Ari (Greenfield)

On September 28, 2006, Mr. Ben-Ari purchased 285,174 shares of the Issuer's common stock in consideration for the payment of $0.35 per share, amounting in the aggregate to $100,000

Pursuant to a Subscription Agreement made by EGFE Israel Ltd., a wholly owned subsidiary of EFGE, Ltd., whose sole owner manager is Michael Ben Ari (Greenfield), 293,250 shares of common stock of the Issuer were issued to EGFE Israel. The purpose of the transaction was to acquire an interest in the Issuer.

On December 24, 2006, the Issuer entered into a Corporate Advisory Services Agreement with Pink Carnation, Ltd. Pursuant to such agreement, the Issuer agreed to engage Pink Carnation Ltd. as a consultant for a one year period expiring on December 24, 2007. The consulting services to be rendered by Pink Carnation Ltd. pursuant thereto include the following: identifying business opportunities; identifying potential suitable acquisitions for the Issuer; advising the Issuer with respect to its corporate development; and introducing the Issuer to certain of its contacts. As compensation for such services, the Issuer issued 267,857 shares of its common stock to Pink Carnation Ltd.

On January 21, 2007, the Issuer issued 194,445 shares of its common stock to Pink Carnation Ltd. pursuant to a Regulation S Subscription Agreement dated as of such date. In consideration therefor, Pink Carnation Ltd. paid to the Issuer $0.30 per share, amounting in the aggregate to $58,335.

On February 5, 2007, the Issuer issued 66,667 shares of its common stock to Pink Carnation Ltd. pursuant to a Regulation S Subscription Agreement dated as of such date. In consideration therefor, Pink Carnation Ltd. paid to the Issuer $0.30 per share, amounting in the aggregate to $20,000.

The purpose of the September 28, 2006, January 21, 2007 and February 5, 2007 transactions was to acquire an interest in the Issuer.

EFGE, Ltd.

3,320,802 shares of common stock issuable upon conversion of three promissory notes issued in 2006 by the Issuer to EGFE, Ltd. In consideration thereof, EGFE Ltd agreed to pay to the Issuer $1,500,000, which was taken from its working capital. EGFE Ltd entered into the transactions for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) Mr. Ben Ari has the sole power to vote and dispose of 6,212,074 shares of the common stock of the Issuer. Such shares constitute 7.7% of the issued and outstanding shares of common stock of the Issuer.

(b) EGFE, Ltd. has the sole power to vote and dispose of 5,059,141 shares of the common stock of the Issuer. Such shares constitute 6.6% of the issued and outstanding shares of common stock of the Issuer.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer except for the following:

(a) Three convertible promissory notes were issued by the Issuer to EGFE Ltd. in 2006, each in the principal amount of $500,000. In consideration therefore, EGFE agreed to pay to the Issuer an aggregate of $1,500,000. Pursuant to each promissory note, EGFE has the right, at its option, to convert the outstanding principal and interest due under the promissory notes to shares of the Issuer's common stock. The number of shares of common stock that shall be issued upon conversion will be calculated by dividing the amount of the outstanding principal and interest that EGFE elects to convert by the conversion date specified therein.

(b) Letter Agreement, dated February 26, 2007, between the Issuer and Michael Ben-Ari. Pursuant to such letter agreement, Mr. Ben Ari shall receive 540,000 common stock purchase options, which shall vest on a quarterly basis over the three year period following the date of the letter agreement, so that 45,000 common stock purchase options shall vest every three months during such period. Each such common stock purchase option shall entitle the holder thereof to purchase one share of the common stock of the Issuer for a price of $0.35 per share, and it shall be exercisable for three years after the date that such option vests. If the Issuer undergoes a change in control, all stock options shall vest automatically upon the date of such change in control.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2007


                                  /s/ Michael David Ben-Ari (Greenfield)
                                  ---------------------------------------------
                                  Michael David Ben-Ari (Greenfield)


                                  EGFE Ltd.

                                       /s/ Michael David Ben Ari (Greenfield)
                                       ----------------------------------------
                                       Name: Michael David Ben Ari (Greenfield)
                                       Title: Chief Executive Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                             Joint Filing Agreement


      In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Smart Energy Solutions, Inc.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of April, 2007.


                                  /s/ Michael David Ben-Ari (Greenfield)
                                  ---------------------------------------------
                                  Michael David Ben-Ari (Greenfield)


                                  EGFE Ltd.

                                       /s/ Michael David Ben Ari (Greenfield)
                                       ----------------------------------------
                                       Name: Michael David Ben Ari (Greenfield)
                                       Title: Chief Executive Officer